Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 12 DATED DECEMBER 31, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Gramercy Homes, LLC - Update

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of entitled and permitted land and is currently constructing eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”). As of the date of this disclosure, the project is approximately 92% complete. Interior and exterior work on the buildings is substantially complete. The primary remaining task is to complete the drive aisles from the street to all of the garages and the rear block wall. The borrower anticipates obtaining certificates of occupancy during the first quarter of 2019.

The Index Gramercy Senior Loan was originally scheduled to mature on January 1, 2019 (the “Index Gramercy Maturity Date”) and Index Gramercy had the ability to extend the Index Gramercy Maturity Date for two periods of six months. In lieu of exercising those extension options, on December 21, 2018, we executed a loan modification extending the maturity date to January 1, 2020 and increasing the loan principal to $10,750,000 to account for a fully-funded interest reserve during the extension period and construction reserve for the remaining construction costs. The total return during the loan extension period is anticipated to be 8.05%: 1) the modified loan will bear interest at a rate of 7.55% per annum, paid current on a monthly basis; and 2) concurrent with the execution of the loan modification, we earned an extension fee of 0.50% on the new principal amount. As of the extension closing date, the Index Gramercy Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 78.2%, based upon the earlier appraisal.